SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
5/29/19


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
791,077

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
791,077


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
796,077 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.56%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
791,077

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
791,077


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
796,077 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.56%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
791,077

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
791,077


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
796,077 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.56%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
791,077

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
791,077


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
796,077 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.56%



14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Nuveen Connecticut Qlty Muni Income ("NTC" or the "Issuer").

The principal executive offices of NTC are located at

333 W WACKER DRIVE
CHICAGO IL 60606



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors,LLC, (a Delaware Limited Liability Company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors,LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors,LLC.


ITEM 4. PURPOSE OF TRANSACTION
Representatives of the filing persons have discussed with the issuer's management the proposed merger of the issuer with and into Nuveen AMT-Free Municipal Credit Income Fund. The filing persons expressed the view that unless the terms of the proposed merger were modified, they do not intend to support the merger.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the DEF 14A filed on February 26, 2019, there were 14,328,976 shares of common stock outstanding as of January 18, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of June 7, 2019, Bulldog Investors, LLC is deemed to be the beneficial owner of 796,077 shares of NTC (representing 5.56% of NTC's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 796,077 shares of NTC include 5,000 shares (representing 0.04% of NTC's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 796,077 shares of NTC beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 791,077 shares (representing 5.52% of NTC's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 5,000 shares. Bulldog Investors, LLC has shared power to dispose of and vote 791,077 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of NTC's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the past 60 days the following shares of NTC were purchased:

Date:		        Shares:		Price:
6/7/2019		2,000		13.1200
6/6/2019		300		 13.1000
6/4/2019		18,000		 13.1500
6/4/2019		25,000		 13.1000
6/4/2019		1,000		 13.1436
6/4/2019		1,000		 13.1300
6/3/2019		5,000		13.1470
05/31/19		19		13.1100
05/31/19		8,215		13.1287
05/30/19		4,600		13.0666
05/30/19		1,134		13.0500
05/29/19		3,000		13.0258
05/29/19		15,700		13.0711
05/29/19		1,800		13.0800
05/28/19		10,000		13.0258
05/28/19		28,000		13.0428



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/10/2019

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 10th day of June, 2019, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Nuveen Connecticut Qual Muni Income (NTC), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of NTC;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member